Filed by Avanex Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Avanex Corporation

Commission File No.: 000-29175

All Employees,

This afternoon we announced an agreement to merge with Bookham, Inc. in an all-stock transaction valued at approximately $35.4 million.

The combined company will provide significant financial and technological advantages for our customers, employees and shareholders. Our new company will enable us to be an industry leader in optical components for metro and long haul telecom networks.

The attached documents will provide more details about this merger:

•	Press Release

•	Public Q & A

•	Employee Q & A

You may review additional information on our company website at www.avanex.com

In addition, each site leader will be conducting employee meetings and executives from both companies will be visiting all of our sites over the next week to provide further information and answer your questions. The schedule for the initial employee site meetings are as follows:

Location	Time	Date
Fremont	3:30 pm PST	January 27, 2009
Horseheads	5:00 pm EST	January 27, 2009
Villebon	9:00 am CET	January 28, 2009
San Donato	2:30 pm CET	January 28, 2009
Shanghai	11:00 am (Shanghai local time)	February 2, 2009
Bangkok	10:00 am (Bangkok local time)	January 28, 2009

Although our merger has been announced today, we will continue to operate as a separate company during the next 3-6 months as we transition to a final closing and legal merger of the two companies. During this transition period, we must continue to work together as a team to achieve our objectives and meet our customer’s needs. To be successful I continue to need the commitment of each and every one of you.

Thank you for your continued support and contribution toward a smooth transition to becoming a powerful new company.

Sincerely,

Giovanni Barbarossa

[Press Release and Public Q & A filed separately]

Bookham and Avanex Merger

Employee Q&A Document

January 27, 2009

Confidential – Internal Use Only

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the timetable for completing the transaction, the benefits of the business combination transaction involving Bookham and Avanex, including potential synergies and cost savings and the timing thereof, the combined company’s plans, cash balances together, objectives, expectations and intentions; and other statements identified by words such as “potential,” “expected,” “hope,” “believe.” “plan,” “estimate,” “intend,” “will,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Bookham’s and Avanex’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Bookham and Avanex. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general business and economic conditions; the performance of financial markets; risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses or employees of Bookham and Avanex not be combined and integrated successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties. Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Bookham and Avanex, with the Securities and Exchange Commission. Neither Bookham nor Avanex assumes any obligation or intends to update any forward-looking statements, whether as a result of new information, future events or otherwise.

EMPLOYMENT RELATED QUESTIONS

Q:	What will happen to the Bookham and Avanex staff? Will there be RIF/redundancies due to the merger?

A:	With a deal of this nature it is likely that there will be some headcount reductions, however at this stage, numbers, locations, and functions will not be known until after the deal has closed.

There will be opportunities for the new company to gain significant cost savings to align the new company globally towards our profitability goals to make the new company financially more stable and strong. The company recognizes that the uncertainty is difficult and will try to make decisions and communicate as quickly as possible.

Both companies bring talented individuals and teams to the deal. Decisions will be thoughtful and not arbitrary. They will be made based on which individuals and teams are best positioned to contribute to the success of the new company.

Q:	Why should I stay with either company?

A:	The merger will create a leader in optical components and modules. Market leaders are best positioned to create growth and hence career opportunities. We believe the new company will be an exciting place to work as we extend our market leadership.

Q:	Will anything change regarding my terms and conditions of employment?

A:	There will be no change to benefits etc., everything will continue as before until notified otherwise. We expect current benefits will continue through the remainder of CY 2009 to continuing employees.

Q:	Will severance payments be given to those employees let go because of the consolidation?

A:	Severance packages will be offered subject to consultation and individual discussions appropriate for each location. These discussions and consultation will take place at the appropriate time following the close of the deal.

Q:	What will the severance package be?

A.	It is anticipated that a severance plan will be provided for impacted employees. Exact details of the severance package will be shared when available.

Q:	Can I volunteer to be included in the RIF/redundancies?

A:	Generally no. This will be subject to the normal consultation and individual discussions appropriate for each location. These will take place at the appropriate time following the close of the deal.

Q:	If I am offered a position with the new company and reject it, am I eligible for a severance package?

A:	No. A severance package will not be offered if you reject the new company’s offer.

Q:	Does either company have plans to close down or move any of its operation elsewhere?

A:	Until the deal is closed, both management teams will continue to run their respective companies as independent businesses.

We recognize the uneasiness that this causes employees and are actively working to make our final determinations and move forward quickly with plans. If any locations are affected by these decisions, employees of these locations will be treated in accordance with local law and will be notified as quickly as possible.

Q:	Do I have to re-interview for my current job?

A:	Generally no. This will be subject to the normal consultation and individual discussions appropriate for each location and these will take place at the appropriate time following the close of the deal.

Q:	When will I know my employment status or receive my employment offer from the new company?

A:	Managements’ objective is to make these decisions and inform all employees of their status as soon after close as possible.

Q:	If my job is eliminated and transferred to a different site, will the company offer me the job at the new site? Will I have an opportunity to interview for this job?

A:	In certain limited situations, the new company may be in a position to offer relocation if your job is transferred to another site. However, such decisions will be made on an individualized basis and will be communicated to the employees directly.

Q:	What can I do in the next few months to best position myself for a job with the new company? What roles/characteristics will be considered as valuable?

A:	The most important thing we can all do is to stay focused on executing our respective goals and objectives. This will not only ensure the health of the companies as they prepare to merge but will allow each of us to demonstrate our personal ability to contribute to the new company’s success.

The next few months will provide us as a corporation and as individuals with interesting, exciting, and trying challenges. We will all be faced with many difficult decisions. It is in your best interest to remain positive, enthusiastic, and committed to achieving corporate objectives. Spend some time with your supervisor and HR Representative to discuss your career aspirations and interest. It will be the responsibility of these individuals to provide the best possible balance of both corporate and employee interest as we make decisions regarding our go forward org structure.

Q:	What can I say to friends, colleagues and family if they ask me questions regarding the merger?

A:	You may speak openly about the transaction and the information you have been provided ONLY as long as it in the public domain. Some employees may be privy to inside information and in which case they need to keep that information confidential as always.

Q:	Am I now considered a Bookham or Avanex employee? Am I free to apply for job openings with either company?

A:	You will continue to be employed by your respective company, which will continue to operate as a stand- alone company until the deal is closed and you are informed otherwise.

Q:	What will the new reporting structure look like? Who do I report to now? Who will I report to after the close of the merger?

A:	Nothing changes in your reporting structure until the deal has closed. Post the deal closing new structures will be announced.

Q:	Will there be any changes to my benefits?

A:	At this point, there are no plans to change the benefits provided to continuing employees for the remainder of 2009.

Q:	To whom should I direct my benefits questions?

A:	Until the final close of the deal, contact your normal benefits coordinator.

Q:	Will there be any changes made in the way I’m paid? Will I receive my paycheck on the same schedule?

A:	No change. The schedule will remain the same as before unless notified otherwise.

Q:	What will happen to my vacation/holiday/PTO entitlement?

A:	Until the final close of the deal, all balances and accrual rates for time-off benefits will continue as normal. After close, we will look at combining the time off plans/policies of each company in countries where there are multiple plans.

Q:	Will my date of hire/seniority change after the deal has closed?

A:	No, your original date of hire/seniority will carry over to the new company.

Q:	I am due to be on maternity leave over the next six months, will I have a job when I return?

A:	In this situation local legislation on this matter will apply. Your maternity leave or any disability will not affect our decisions in regards to whether or not you will have a go forward position with the new company.

Q:	What happens to the company stock that I have purchased through the employee stock purchase plan?

A:	Bookham does not have an active employee stock purchase plan.

Any currently issued and outstanding Avanex shares will be converted to shares of the new company.

Q:	What will happen to my stock option grants or restricted stock grants? Will my strike price change?

A:	For Bookham employees there will be no changes to your existing stock option grants, restricted stock units and/or restricted shares. The strike price for your options will remain the same.

For Avanex employees, your current vested and unvested option grants or restricted units grants will be adjusted based on the exchange ratio of Avanex stock to Bookham stock agreed upon in the merger agreement.

Q:	Will my vesting period change?

A:	The vesting period will not change for either company.

Q:	Have any changes been made to the stock trading window? Can I buy or sell Bookham or Avanex stock at the present time?

A:	Unless you are prohibited from trading due to your insider status with either company, you may continue to exercise, buy or sell stock of either company in accordance with the respective insider trading policies of your employer.

Q:	What if I am considered an insider?

A:	You will continue to be subject to the legal requirements and the insider trading policy of your current employer.

Q:	How can I have my additional questions answered?

A:	Until the final close of the deal, contact your HR department.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Bookham and Avanex. In connection with the proposed transaction, Bookham and Avanex plan to file documents with the SEC, including the filing by Bookham of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Bookham and Avanex plan to file with the SEC other documents regarding the proposed transaction. Investors and security holders of Bookham and Avanex are urged to carefully read the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Bookham and Avanex because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Bookham Investor Relations at (408) 404-5400 or Avanex Investor Relations at (510) 897-4188. Investors and security holders may obtain free copies of the documents filed with the SEC on Bookham’s website at www.bookham.com or Avanex’s website at www.avanex.com or the SEC’s website at www.sec.gov. Bookham, Avanex and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Bookham is also included in Bookham’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2008, and additional information regarding the directors and executive officers of Avanex is also included in Avanex’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on October 14, 2008, respectively.